

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2022

Rodrigo Brumana
Chief Financial Officer
Poshmark, Inc.
203 Redwood Shores Parkway , 8th Floor
Redwood City, California 94065

   Re: Poshmark, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2021
     Filed March 30, 2022
     File No. 001-39848

Dear Mr. Brumana:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.
Key Operating and Non-GAAP Financial Metrics, page 46

1. To avoid giving undue prominence to your non-GAAP results, please revise to present and discuss your non-GAAP results after your discussion and analysis of GAAP results. Please refer to Question 102.10 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures ("C&DI's") for further guidance.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services